UNITED  STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM  SD

SPECIALIZED DISCLOSURE REPORT

Solitron Devices, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-04978	22-1684144
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3301 Electronics Way, West Palm Beach, Florida	33407
(Address of principal executive offices)	(Zip Code)

Shevach Saraf (561) 848-4311
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01   Conflict Minerals Disclosure and Report

This Form SD of Solitron Devices, Inc. (the "Company") is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, (the "Rule") for the reporting period January 1, 2013 to December 31, 2013.

Conflict Minerals Disclosure

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (the "Conflict Minerals"). The "Covered Countries" for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Certain of the Company's operations manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products. The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries.  Specifically, the Company surveyed its suppliers to determine whether any of the components used in the Company's manufacture of products contained Conflict Minerals. The Company further requested and obtained from its suppliers written representations regarding the source of any Conflict Minerals that are necessary to the functionality or production of the Company's products. Based on this reasonable country of origin inquiry, the Company determined that it has no reason to believe that the Conflict Minerals may have originated in the Covered Countries.

This information is publicly available at:
www.solitrondevices.com/investorrelations/conflictmineralsdisclosure

Item 1.02   Exhibit

None

Section 2 - Exhibits

Item 2.01   Exhibits

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SOLITRON DEVICES, INC.
(Registrant)

Date: May 30, 2014	/s/ Shevach Saraf
Shevach Saraf
Chairman, Chief Executive Officer, President, Chief Financial Officer & Treasurer